FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☐    Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.

Æterna Zentaris’ Restated Interim Report — Third Quarter 2006 (Q3)

On February 12, 2007, the Corporation announced that, after discussion with its external auditors relating to the Corporation’s and the auditors’ interpretation of Section 3465 of the Canadian Institute of Chartered Accountants (“CICA) Handbook, the Corporation has determined to restate its interim unaudited consolidated financial statements for the third quarter and nine-month periods ended September 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: February 14, 2007	By:	/s/Mario Paradis
Mario Paradis
Vice President, Finance & Administration and
Corporate Secretary